February 7, 2025

Amit Etkin, M.D., Ph.D.
President and Chief Executive Officer
Alto Neuroscience, Inc.
650 Castro Street, Suite 450
Mountain View, CA 94041

       Re: Alto Neuroscience, Inc.
           Registration Statement on Form S-3
           Filed February 3, 2025
           File No. 333-284667
Dear Amit Etkin M.D., Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Madison Jones, Esq.